Exhibit 21

List of Subsidiaries

Name	State of Incorporation

The State Bank and Trust Company	Ohio
RFCBC, Inc.	Ohio
Rurban Mortgage Company*	Ohio
Rurbanc Data Services, Inc.	Ohio
Diverse Computer Marketers, Inc. **	Michigan
Rurban Statutory Trust I	Declaration of Trust – State of Connecticut
Rurban Statutory Trust II	Declaration of Trust – State of Delaware

* Rurban Mortgage Company is a wholly-owned subsidiary of The State Bank and Trust Company
**Diverse Computer Marketers, Inc. was merged into Rurbanc Data Services, Inc. effective as of December 31, 2007 and now operates as a division of Rurbanc Data Services, Inc. doing business as “DCM”.